UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16  UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2009

Commission File Number:  001-34406

ADVANTAGE OIL & GAS LTD.
(Translation of registrant’s name into English)

700, 400 – 3rd Avenue SW Calgary, Alberta, Canada T2P 4H2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ___	Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

EXHIBIT          TITLE

99.1	Material Change Report dated July 20, 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADVANTAGE OIL & GAS LTD. (Registrant)
Date: July 21, 2009	By:	/s/ Craig Blackwood
Name: Craig Blackwood Title: Vice President, Finance

EXHIBIT 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Corporation

Advantage Oil & Gas Ltd. (the "Corporation" or "Advantage")

700, 400 – 3rd Avenue SW

Calgary, Alberta T2P 4H2

2.	Date of Material Change

July 9, 2009, July 14, 2009 and July 16, 2009

3.	News Release

On each of July 9, 2009, July 14, 2009 and July 16, 2009, the Corporation issued a news release through the newswire services of CNW Newswire and would have been received by the securities commissions where the Corporation is a reporting issuer in the normal course of its dissemination.

4.	Summary of Material Change
5.1	Full Description of Material Change

On July 9, 2009, Advantage announced that it had completed the previously announced plan of arrangement (the "Arrangement") involving Advantage and Advantage Energy Income Fund (the "Fund"), pursuant to which, the Fund converted into the Corporation.

On July 14, 2009, the Corporation announced that it’s common shares and convertible debentures commenced trading on the Toronto Stock Exchange under the new trading symbols "AAV", "AAV.DB.C", "AAV.DB.D", "AAV.DB.E", and "AAV.DB.G" and the Corporation's common shares commenced trading on the New York Stock Exchange under the symbol "AAV". The trust units and convertible debentures of the Fund were delisted.

On July 16, 2009, Advantage announced that the disposition of the Package Two Assets (as referenced in Advantage's press release dated June 15, 2009) had successfully closed for gross proceeds of $76.6 million, subject to customary adjustments, with an April 1, 2009 effective date.

5.	Full Description of Material Change
5.1	Full Description of Material Change

On July 9, 2009, Advantage announced that it had completed the previously announced Arrangement involving Advantage and the Fund, pursuant to which, the Fund converted into the Corporation.

Unitholders of the Fund voted 91.64% in favour of the Arrangement at the annual general and special meeting of Fund unitholders held earlier in the day. In accordance with the terms of the Arrangement, former unitholders of the Fund who have or will complete the letter of transmittal provided to such unitholders will receive common shares of Advantage on a one-for-one basis. In addition, as part of the Arrangement, the Fund was dissolved and the Corporation assumed all of the existing liabilities of the Fund, including the Fund's convertible debentures, which are now convertible debentures of the Corporation.

At the annual general and special meeting of the Fund, unitholders also approved the Shareholders' Rights Plan and the Restricted Share Performance Incentive Plan of Advantage.

2

At the annual general and special meeting of the Fund, unitholders also appointed Stephen Balog, Kelly I. Drader, Paul Haggis, John A. Howard, Andy J. Mah, Ronald A. McIntosh, Sheila O'Brien, Carol D. Pennycook and Steven Sharpe as directors of the Corporation. Messrs. Gary Bourgeois and Rodger Tourigny did not stand for re-election as directors.

On July 14, 2009, the Corporation announced that it’s common shares and convertible debentures commenced trading on the Toronto Stock Exchange under the new trading symbols "AAV", "AAV.DB.C", "AAV.DB.D", "AAV.DB.E", and "AAV.DB.G" and the Corporation's common shares commenced trading on the New York Stock Exchange under the symbol "AAV". The trust units and convertible debentures of the Fund were delisted.

On July 16, 2009, Advantage announced that the disposition of the Package Two Assets (as referenced in Advantage's press release dated June 15, 2009) had successfully closed for gross proceeds of $76.6 million, subject to customary adjustments, with an April 1, 2009 effective date. The proceeds were used to reduce bank indebtedness under Advantage's credit facility, which may be subsequently redrawn to fund future capital expenditures, and for general corporate purposes.

5.2	Disclosure for Restructuring Transactions

Not Applicable.

6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

7.	Omitted Information

Not Applicable.

8.	Executive Officer
Advantage Oil & Gas Ltd. 700, 400 – 3rd Avenue SW Calgary, Alberta T2P 4H2 Andy Mah, Chief Executive Officer or Kelly Drader, President and Chief Financial Officer Telephone: (403) 718-8000
9.	Date of Report

July 20, 2009

Advisory

The information in this material change report contains certain forward-looking statements. These statements relate to future events or our future performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe", "would" and similar expressions. These statements involve substantial known and unknown risks and uncertainties, certain of which are beyond Advantage's control, including: the impact of general economic conditions; industry conditions; changes in laws and regulations including the adoption of new environmental laws and

3

regulations and changes in how they are interpreted and enforced; fluctuations in commodity prices and foreign exchange and interest rates; stock market volatility and market valuations; volatility in market prices for oil and natural gas; liabilities inherent in oil and natural gas operations; uncertainties associated with estimating oil and natural gas reserves; competition for, among other things, capital, acquisitions, of reserves, undeveloped lands and skilled personnel; incorrect assessments of the value of acquisitions; changes in income tax laws or changes in tax laws and incentive programs relating to the oil and gas industry; geological, technical, drilling and processing problems and other difficulties in producing petroleum reserves; and obtaining required approvals of regulatory authorities. Advantage's actual results, performance or achievement could differ materially from those expressed in, or implied by, such forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do, what benefits that Advantage will derive from them. Except as expressly required by law, Advantage undertakes no obligation to publicly update or revise any forward-looking statements.